8/9/2004 AH

SO 8/9/04

04019497

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 0 3 2004 WASH, D.C. 155 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 14599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brighton Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Monroe Avenue
(No. and Street)

Rochester, NY 14618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Conboy 585-473-3590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty
(Name – *if individual, state last, first, middle name*)

1710 Chili Avenue, Rochester, NY 14624
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 8/9/2004

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE A. GULLO
Notary Public, State of New York
No 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTON SECURITIES CORP.

Financial Statements
December 31, 2003

BRIGHTON SECURITIES CORP.
Rochester, New York

TABLE OF CONTENTS

Independent Auditor's Report	1
Statement of Financial Position at December 31, 2003	2
Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2003	3
Statement of Changes in Liabilities Subordinated to Claims of General Creditors for the Year Ended December 31, 2003	4
Statement of Income for the Year Ended December 31, 2003	5
Statement of Cash Flows for the Year Ended December 31, 2003	6
Notes to Financial Statements	7-10

Independent Auditor's Report on Supplementary Information	i
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 for the Year Ended December 31, 2003	ii
Statement Regarding Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Rule 15c3-3 for the Year Ended December 31, 2003	iii
Independent Auditor's Report on Internal Accounting Control	iv-v

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying statement of financial position of Brighton Securities Corp. as of December 31, 2003, and the related statements of changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 27, 2004

BRIGHTON SECURITIES CORP.
STATEMENT OF FINANCIAL POSITION
December 31, 2003

ASSETS

		2003
Current assets:		
Cash and cash equivalents	$	485,085
Inventory of marketable securities		16,949
Commissions receivable		225,058
Tax refunds receivable		1,017
Prepaid expenses		29,871
Investments		124,452
Total current assets		882,432
Property and equipment - net of accumulated depreciation		172,439
Total assets	$	1,054,871

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued commissions and expenses	$	350,551
Accrued profit sharing contribution		29,000
Deferred revenue		59,741
Securities sold, not yet purchased, at market value		10,600
Total current liabilities		449,892
Stockholders' equity:		
Common stock - $.10 par value, 400 shares authorized, 29 shares issued and outstanding		26,235
Capital in excess of par		114,793
Retained earnings		671,776
		812,804
Less cost of 5.98 shares of common stock held by the Corporation in treasury		(207,825)
Total stockholders' equity		604,979
Total liabilities and stockholders' equity	$	1,054,871

See accompanying notes to financial statements.

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

	Common Stock	Capital in Excess of Par	Retained Earnings	Treasury Stock	Total
Balance - beginning of year	$ 26,235	$ 179,008	$ 465,775	$ (93,670)	$ 577,348
Net income			322,001		322,001
Stockholders' distributions			(116,000)		(116,000)
Additional paid-in capital resulting from accrual of stock-based compensation		20,000			20,000
Purchase of Corporation stock, 4.7887 shares, at cost				(114,155)	(114,155)
Decrease in paid-in capital resulting from settlement of stock-based compensation agreement		(84,215)			(84,215)
Balance - end of year	$ 26,235	$ 114,793	$ 671,776	$ (207,825)	$ 604,979

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2003

		2003
Balance - beginning of year		$0
Increases	$0	
Decreases	0	0
Balance - end of year		$0

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

	2003
Revenues:	
Commissions	$ 2,540,151
Profit from underwriting	7,320
Trading profit	783,734
Financial planning	83,326
Interest income and other revenues	248,263
Total revenues	3,662,794
Expenses:	
Salaries and other employment costs for voting stockholder officers	1,183,804
Other employee compensation and benefits	1,348,566
Regulatory fees, legal and accounting and other related expenses	67,341
Litigation settlements	275,000
Other expenses	465,385
Total expenses	3,340,096
Income before provision for income taxes	322,698
Provision for income taxes	697
Net income	$ 322,001

See accompanying notes to financial statements

BRIGHTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

	2003
Cash flows from operating activities:	
Net income	$ 322,001
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	51,009
Income recognized resulting from settlement of stock-based compensation arrangements, net	(64,215)
Unrealized loss on investments	4,511
Decrease in other current assets	(264,678)
Decrease in other current liabilities	300,526
Net cash flows from operating activities	349,154
Cash flows from investing activities:	
Acquisition of property and equipment	(151,340)
Cash flows from financing activities:	
Stockholder distributions	(116,000)
Purchase of treasury stock	(114,155)
Net cash flows from financing activities	(230,155)
Net decrease in cash and cash equivalents	(32,341)
Cash and cash equivalents - beginning of year	517,426
Cash and cash equivalents - end of year	$ 485,085

See accompanying notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Corporation is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Corporation is a member of the National Association of Securities Dealers (NASD) and is registered to solicit business in eighteen states. The Corporation is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Corporation's customers are primarily located in the Rochester, New York area.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results can differ from those estimates.

Basis of Accounting - The Corporation reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Securities Transactions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents - Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Corporation maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Inventory of Marketable Securities - Pursuant to the reporting requirements of brokers/dealers, marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (fair value) is included in income.

Commissions Receivable - Commissions receivable at the balance sheet date primarily represent amounts due from the Corporation's clearing agent, First Clearing Corporation, and were received, in full, on January 2, 2004.

Investments - The Corporation's debt and securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. For the year ended December 31, 2003, there were no unrealized holding gains (losses) to be included in earnings.

Property, Equipment and Depreciation - Property and equipment are stated at cost. When retired, or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on straight-line and declining balance methods over the following estimated useful lives:

Leasehold improvements	7-39 years
Furniture and fixtures	5-10 years
Equipment	5- 7 years

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Advertising Costs - The Corporation expenses all advertising and marketing expenses as incurred. Advertising and marketing expense for the year ended December 31, 2003 was $61,361.

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Leasehold improvements	$118,218
Furniture and fixtures	118,099
Equipment	215,267
	451,584
Less: accumulated depreciation	279,145
	$172,439

Depreciation expense for the year ended December 31, 2003 amounted to $51,009.

3. LEASES

The Corporation is obligated under a lease for its office facilities to an unrelated party. The lease is for an eleven-year period through December, 2014, with an annual base rent of $79,000 through April, 2006, and $85,200 through December, 2014, payable in monthly installments, plus certain repairs, maintenance expenses, and real estate taxes.

The Corporation also leases various office equipment under operating lease agreements. The leases are on a month-to-month basis. The total lease expense for the year ended December 31, 2003 was $92,495.

4. NET CAPITAL

The Corporation is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At December 31, 2003, the Corporation's excess net capital, computed in accordance with the rules, amounts to $318,325.

5. RETIREMENT PLAN

The Corporation sponsors a 401(k) profit sharing plan which covers all full time employees. Contributions to the profit sharing plan consist of a corporation matching contribution plus any additional contributions made at the discretion of the Corporation's Board of Directors. The matching provision requires the Corporation to match 25% of employee deferrals up to 1% of the employee's salary. On December 23, 2003, the Corporation elected to increase its matching contribution to 50% of employee deferrals up to 2% of the employee's salary. Total Corporation contributions for the year ended December 31, 2003, amounted to $89,000.

6. INCOME TAX MATTERS

The Corporation, with the consent of its stockholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law, provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the corporation's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for the New York State Franchise Tax on S Corporations.

7. STOCK-BASED COMPENSATION AWARD

On August 1, 1999, the Corporation granted two employees 5,000 shares, each, of Brighton Securities Corp. common stock. Under the terms of the award, the shares will be issued on the fifth anniversary of the award (August 1, 2004), provided that each employee has remained a full-time employee of the Corporation continuously through the anniversary date.

The Corporation has accounted for these awards using the fair value method prescribed by SFAS No. 123, which requires that compensation expense be recognized over the service period based upon the fair value of the award at the date of grant. The Corporation estimated the fair value of the shares at the grant date equal to $12/share by reference to the valuation formula specified in the Corporation's shareholder agreement. The August 1, 1999, awards would have become subject to the shareholder agreement upon issuance.

As a result of the Corporation's 2003 reverse stock split (Note 10), the 5,000 share awards converted to .667 of a share and became subject to the mandatory cash settlement of fractional shares under the reverse stock split. Rather than 5,000 shares, each of the Corporation's two employees will receive a cash settlement on August 1, 2004 of $15,893. At December 31, 2003, the Corporation adjusted its estimated obligation under this arrangement to the settlement amount, resulting in income of $84,215.

8. CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty. The Corporation utilizes a clearing broker that processes transactions comprising approximately 80% of the Corporation's total revenue.

9. LITIGATION

In March, 1996, the Bennett Funding Group, Inc. (BFG) and its related entities defaulted on payments due to investors under a series of notes issued as far back as 1991. BFG and other related business entities filed for bankruptcy in 1996. Brighton Securities Corp. had been a broker/dealer of BFG investment products. The Bankruptcy Trustee has initiated several adversary proceedings (lawsuits) against the insurance companies that carried the policies on BFG. Other entities, including Brighton Securities Corp., have been named as defendants in these lawsuits. It is management's position that the insurance company policies provide coverage for losses should the Bankruptcy Trustee recover against Brighton Securities for certain of its customers who had been paid on the Bennett investments prior to the commencement of the bankruptcy cases. The amount in controversy is undetermined at this time and the outcome of this litigation cannot be estimated at this time.

9. LITIGATION, Continued

The Corporation is also the defendant in another case involving alleged damages resulting from investments made by the plaintiff in notes issued by the Bennett Funding Group, Inc. The basis of the claim is that Brighton Securities recommended the investments and represented that such investments were safe but should have known that the investments were unsuitable. Management is vigorously defending these claims and does not believe the plaintiff will prevail. The total amount at issue aggregates approximately $62,000, plus attorney fees. The amount of potential loss, in the event of an unfavorable outcome, cannot be fully estimated at this time.

In July, 2003, the Corporation reached a $250,000 settlement on two BFG related cases. Included in accrued expenses at December 31, 2003, is management's estimate of the expected settlements of all remaining BFG cases, of $40,000.

10. REVERSE STOCK SPLIT

On December 4, 2003, the Board of Directors authorized a 7,500 for 1 reverse stock split. As a result of the split, the number of shares issued decreased to 400 and the number of shares outstanding decreased to 29. All fractional shares remaining after the split were repurchased by the Corporation and are included in Treasury Stock at December 31, 2003.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
Brighton Securities Corp.

We have audited the accompanying financial statements of Brighton Securities Corp. for the year ended December 31, 2003, and have issued our report thereon dated January 27, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in conjunction with the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 27, 2004

SCHEDULE I

BRIGHTON SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 FOR THE
YEAR ENDED DECEMBER 31, 2003

Computation of net capital:	
Total stockholders' equity, qualified for net capital	$ 604,979
Deductions:	
Non-allowable assets:	
Securities not readily marketable	(3,300)
Property, furniture, equipment and leasehold improvements, net	(172,439)
Haircuts on securities, computed, where applicable	
Pursuant to 15c3-1(f)	(10,915)
Net capital	$ 418,325
Minimum net capital required (greater of):	
6 2/3% of aggregate indebtedness of $449,892	$ 29,993
Required minimum net capital	$ 100,000
Excess Net Capital:	
Net capital per above	$ 418,325
Required minimum net capital per above	100,000
Excess net capital	$ 318,325
Excess based upon 1,000% of aggregate indebtedness ($418,325 less 10% of $449,892)	$ 373,336

Computation of aggregate indebtedness:

$$\frac{\text{Aggregate indebtedness}}{\text{Net capital}} \quad \frac{449,892}{418,325} = 1.08$$

The ratio of aggregate indebtedness to net capital is 1.08 to 1.00.

Note: There are no material differences between Schedule I (above) and Brighton Securities Corp.'s unaudited Part IIA filing.

SCHEDULE II

BRIGHTON SECURITIES CORP.
STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2003

Computation for determination of reserve requirement and information related to possession or control requirements under Rule 15c3-3, are inapplicable since the Firm is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2003

To The Board of Directors and Stockholders
Brighton Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Brighton Securities Corp. (the Corporation) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of such practices and procedures) followed by Brighton Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, stockholders, management, the Securities and Exchange Commission, the New York Stock Exchange Commission, the New York State Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be, used for any other purpose.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

Rochester, New York
January 27, 2004